FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2006

HOLMES FINANCING (No 3) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 3) PLC
Profit & Loss Account
Period Ended 16 October 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	-	6,678
Interest receivable - Cash deposits	-	-
	-	6,678

Interest payable - Notes	-	(6,678)
Interest payable
	-	(6,678)

Net operating income	-	-

Fair value derivative	8	14
Other income	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	8	14

Taxation	(3)	(4)

Profit on ordinary activities after taxation	6	10

Dividend	-	-

Retained profit brought forward	(5)	(15)

Retained profit carried forward	1	(5)

Holmes Financing (No. 3) PLC
Balance Sheet
Period Ended 16 October 2006

	£'000	£'000

Fixed asset investments
Loans to Funding		-

Current assets
Amounts due from group companies	7
Deferred Tax
Cash at bank	7
	14

Creditors: Amounts falling due within one year
Fair value derivative	(0)
Sundry creditors	-
	(0)

Net current assets		14

Total assets less current liabilities		14

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		-

Net assets		14

Capital and reserves
Share capital		13
Reserves		1
		14

Holmes Financing (No. 3) PLC
Notes Outstanding
Period Ended 16 October 2006

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638PAA21	US$	3 month USD Libor
Series 1 Class B	US43638PAB04	US$	3 month USD Libor
Series 1 Class C	US43638PAC86	US$	3 month USD Libor
Series 2 Class A	US43638PAD69	US$	3 month USD Libor
Series 2 Class B	US43638PAE43	US$	3 month USD Libor
Series 2 Class C	US43638PAF18	US$	3 month USD Libor
Series 3 Class A	XS0129181193	EUR	3 month Euribor
Series 3 Class B	XS0129182597	EUR	3 month Euribor
Series 3 Class C	XS0129182837	EUR	3 month Euribor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	July 2006	January 2003	12	N/A
Series 1 Class B	July 2006	April 2003	35	70
Series 1 Class C	July 2006	April 2003	120	220
Series 2 Class A	July 2006	January 2005	16	32
Series 2 Class B	July 2006	April 2005	40	80
Series 2 Class C	July 2006	April 2005	127	227
Series 3 Class A	July 2006	July 2006	24	48
Series 3 Class B	July 2006	July 2006	40	80
Series 3 Class C	July 2006	July 2006	150	250

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 3 Class B	Quarterly	N/A	Aa3	AA	AA
Series 3 Class C	Quarterly	N/A	Baa2	BBB	BBB

Holmes Financing (No. 3) PLC
Notes Outstanding
Period Ended 16 October 2006

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,060,000,000	$0	$0	$0
Series 1 Class B	$32,500,000	$0	$0	$0
Series 1 Class C	$53,000,000	$0	$0	$0
Series 2 Class A	$1,060,000,000	$0	$0	$0
Series 2 Class B	$32,500,000	$0	$0	$0
Series 2 Class C	$53,000,000	$0	$0	$0
Series 3 Class A	€805,000,000	€0	€0	€0
Series 3 Class B	€24,000,000	€0	€0	€0
Series 3 Class C	€50,000,000	€0	€0	€0

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class B	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class C	CSFB		Aa3 / AA- / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class A	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class B	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class C	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class A	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class B	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class C	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-	Series Repaid

Holmes Funding Limited
Profit & Loss Account
Period Ended 16 October 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	178,752	168,695
Interest receivable - Cash Deposits	28,674	23,129
Gain/(Loss) on fair value of interest rate swap	(2,508)	17,572
	204,918	209,396

Interest payable - Inter-company loans	(188,809)	(174,005)
Interest payable - Start up loans	-	-
	(188,809)	(174,005)

Net operating income	16,109	35,391

Other income	6,638	6,265
Provisions	(1,005)	(679)
Expenses	(3,954)	(4,180)
Start up costs amortisation	(1,748)	(1,595)
Deferred consideration	(18,549)	(17,630)

Profit/(loss) on ordinary activities before taxation	(2,509)	17,572

Taxation	752	(5,272)

Profit/(loss) on ordinary activities after taxation	(1,757)	12,300

Dividend	-	-

Retained profit/(loss) brought forward	(978)	(13,278)

Retained profit/(loss) carried forward	(2,735)	(978)

Holmes Funding Limited
Balance Sheet
Period Ended 16 October 2006

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		12,766,673
Beneficial interest in Trust cash at bank		-
Fair value of interest rate swap		(4,181)

Current assets
Amounts owed by Trustee	144,088
Deferred expenditure (costs of securing)	10,134
Sundry debtors	-
Deferred taxation / group relief receivable	1,254
Cash at bank:
Reserve funding	272,000
Transaction account	2,805
Funding GIC account	2,173,838
	2,604,119

Creditors: Amounts falling due within one year
Deferred consideration creditor	79,782
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	344,518
Corporation Taxation	27
	424,327

Net current assets		2,179,792

Total assets less current liabilities		14,942,284

Creditors: Amounts falling due after more than one year
Inter-company loans		(14,945,019)
Start up loans		-

Net assets		(2,735)

Capital and reserves
Share capital (£2)		-
Reserves		(2,735)
		(2,735)

Holmes Funding Limited
Notes to Balance Sheet
Period Ended 16 October 2006

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			2,169,503

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	272,000		-	-

Initial closing reserve funds	264,000		-	10,000
Drawings to make bullet repayment	-		-	-
Other drawings	8,000		-	(8,000)
Transfers from revenue receipts	-		-	(2,000)
Closing reserve balance	272,000		-	-

Target reserve funds	272,000		-	-

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550		4,550	-
Second start up loan (incl. accrued interest)	4,535		4,535	-
Third start up loan	5,809		5,809	-
Fourth start up loan	2,473		2,473	-
Fifth start up loan	1,652		1,652	-
Sixth start up loan	1,888		1,888	-
Seventh start up loan	1,152		1,152	-
Eigth start up loan	12,006		12,006	-
Closing balance	34,065		34,065	-

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period Ended 16 October 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	397,594	402,281
Interest receivable - Cash Deposits	6,768	6,616
	404,362	408,897

Interest payable - Mortgages	(397,594)	(402,281)
Interest payable - Cash Deposits	(6,768)	(6,616)
	(404,362)	(408,897)

Net operating income	-	-

Fees receivable	8,060	8,359
Fees payable	(8,060)	(8,359)

Operating expenses	(3,992)	(4,508)
Provision charges	2,140	(1,874)
Other income	1,852	6,382

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period Ended 16 October 2006

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,690,747

Current assets
Bank interest receivable	1,152
Cash at bank	345,439
Amounts due from Seller	79,367
Other debtors
Accrued interest receivable	63,569
	489,527

Creditors: Amounts falling due within one year
Amounts due to Funding	144,088
Sundry creditors	-
	144,088

Net current assets		345,439

Total assets less current liabilities		30,036,186

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(16,924,074)
Funding share of mortgage loans		(12,766,673)

Seller share of cash at bank		(345,439)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 3) PLC

Dated: 30th November 2006	By / s / Jessica Petrie
(Authorised Signatory)